UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K                            [   ] Form 20-F                            [   ] Form 11-K                            [X] Form 10-Q
[   ] Form N-SAR

               For Period Ended:  March 31, 2004
               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               [   ] For the Transition Report Ended:

               Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the following checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

               Full Name of Registrant:  MISSISSIPPI CHEMICAL CORPORATION

               Former Name if Applicable:  Not Applicable

               Address of Principal Executive Office (Street and Number):

                          3622 Highway 49 East
                          P.O. Box 388

               City, State and Zip Code:  Yazoo City, Mississippi  39194

PART II - RULES 12B-25(B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N‑SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          On May 15, 2003, the Registrant and its direct and indirect United States subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Mississippi.  The Registrant was not able to timely file its Form 10-Q for the quarterly period ended March 31, 2004, because the Registrant's management has been devoting substantial time and attention to the bankruptcy cases, and, as a result, has been delayed in preparing the Form 10‑Q for filing with the Securities and Exchange Commission.

PART IV - OTHER INFORMATION

          (1)           Name and telephone number of person to contact in regard to this notification

                John Flynt                                   (662)                                         751-2936
                  (Name)                                 (Area Code)                          (Telephone Number)

          (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                                                                                   [ X ] Yes [   ] No

          (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion hereof?

                                                                                                                                                  [ X ] Yes [   ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mississippi Chemical Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 17, 2004                                                             By:         /s/ Timothy A. Dawson
                                                                                                            Name:  Timothy A. Dawson
                                                                                                            Title:    Principal Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTACHMENT

PART IV, QUESTION 3

The following is a synopsis of the significant change in results of operations from the corresponding period for the last fiscal quarter that the Registrant expects will be reflected by the financial statements to be included in the Registrant's Form 10‑Q for the quarter ended March 31, 2004.  The Registrant expects to report operating income of $14.5 million, compared to an operating loss of $63.1 million for the quarter ended March 31, 2003.  The Registrant also expects to report a loss from discontinued operations for the quarter of $6.1 million compared to a loss from discontinued operations of $2.8 million in the prior year quarter.

The Registrant is required to separately report in its financial statements costs directly related to its reorganization under Chapter 11 of the United States Bankruptcy Code.  For the quarter ended March 31, 2004, the Registrant expects to report reorganization expenses of $25.7 million.  These expenses include the recognition of a  $21.3 million noncash impairment charge against its ammonia assets in Donaldsonville, Louisiana, which reflects management's estimates and judgments of the amount by which the carrying value of these assets exceeded the fair value of such assets.